Exhibit 99.5

NICE Named a 2018 Stevie Award Winner for Innovation in Robotic
Process Automation

NICE solution wins for uniquely integrating process automation with artificial intelligence

Hoboken, N.J., March 12, 2018 – NICE (Nasdaq: NICE) today announced that it received the award for Innovation in Customer Service at the 12th annual Stevie® Awards for Sales & Customer Service. The award recognizes NICE Robotic Automation for breaking new ground with a unique integration of process automation and artificial intelligence technologies.

The Stevie Awards for Sales & Customer Service, among the world's premier business awards, recognize the achievements of customer service, business development and sales professionals. More than 2,500 nominations from organizations of all sizes and in virtually every industry were evaluated this year by more than 150 professionals worldwide, in seven specialized judging committees. Winners were announced at a gala banquet at Caesars Palace in Las Vegas, Nevada, on February 23rd.

The versatile, scalable NICE Robotic Automation solution drives rapid cost-effectiveness and productivity as well as improves process accuracy, and customer satisfaction. It performs the routine and repetitive tasks in a customer service workflow much faster than human employees, more accurately and with complete adherence to company policies. For more complex end-to-end processes, the NICE solution has the unique capabilities to seamlessly combine desktop (attended) and robotic (unattended) automations in real time. This unique combination optimizes the collaboration between human employees and robots in order to contribute towards achieving authentic digital transformation within organizations.

With such cutting-edge capabilities, including those recognized by the Stevie Award, NICE Robotic Automation influences employee engagement, increasing job satisfaction by releasing employees from mundane tasks that can make their jobs less fulfilling.

Miki Migdal, Vice President of NICE Advanced Process Automation Solutions:
“We are honored to once again receive this acknowledgement for our innovative contribution to progressing the customer engagement industry to new heights. NICE Robotic Automation has a robust product roadmap ahead that will continue to deliver increasing value that directly and positively contributes to our customers’ bottom line results. As such, we look forward to presenting new and exciting process automation innovations that represent the cutting edge of cognitive and AI technologies.”

Michael Gallagher, president and founder of the Stevie Awards:
“The 2018 Stevie Award judges were very impressed with the wide range of achievements among the nominations. The award NICE has won, a significant achievement for which they are to be applauded, represents an agreement among an array of independent judges that the innovations of NICE Robotic Automation are worthy of international recognition. The Stevie Awards is proud to acknowledge such accomplishments, with the hope that it will inspire others as well.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.